Exhibit 99.1

Handy & Harman Ltd.
1133 Westchester Avenue, Suite N222
White Plains, New York 10604

June 16, 2015

Independent Members of the Board of Directors
SL Industries, Inc.
520 Fellowship Road
Suite A-114
Mount Laurel, New Jersey 08054

Gentlemen:

Handy & Harman Ltd. (“H&H”), a publicly-traded NASDAQ company and an affiliate of Steel Partners Holdings L.P. (“Steel”), hereby formally proposes to acquire all the outstanding shares of common stock of SL Industries, Inc. (“SLI” or the “Company”), through an appropriate acquisition entity, for a price of $43.00 to $45.00 per share (subject to limited confirmatory due diligence) (the “Transaction”).  Our proposed purchase price represents a significant premium to the recent trading prices of the SLI shares.  Our proposal contemplates that SLI stockholders other than Steel would be able to elect to receive cash or stock of H&H (with Steel electing to receive all stock), subject to proration so that the aggregate consideration consists of 55% cash and 45% H&H stock.  Based on Steel’s status as a significant stockholder of the Company for over 20 years with representatives on its Board and a well-founded appreciation of its business and operations, we firmly believe the Transaction is in the best interests of SLI’s stockholders.

The proposed Transaction would enable stockholders to both (1) realize immediate and certain value through the cash portion of the consideration and (2) receive a far more liquid security that would also allow stockholders to participate in the upside of a larger and financially stronger company.  In addition to providing the stockholders of the Company with full and fair value for their equity, we believe the Transaction would far better position SLI for future growth and success as part of the H&H family of companies, produce significant cost savings and generate tangible synergies with H&H’s existing businesses.

We propose that the Transaction be accomplished through a negotiated merger agreement with a customary fiduciary out but without a “go shop” given the Company’s knowledge of the market and the fact that the Transaction provides for SLI’s stockholders to have a continuing interest in the combined company rather than constituting an outright sale. Our proposal is conditioned upon execution of a definitive merger agreement and other customary conditions for a transaction of this type and size, including obtaining any material consents.  Our proposal is not subject to obtaining financing.  We are prepared to enter into an appropriate confidentiality agreement and commence discussions immediately, with the goal of executing a merger agreement by no later than July 1, 2015.  We are committed to allocating the requisite resources and are confident that we have the ability to consummate the Transaction expeditiously and with a high degree of certainty.

We stand ready to meet with the independent members of the Board of Directors and their representatives as soon as possible.  This letter is not intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed.

Very truly yours,

HANDY & HARMAN LTD.

By:	/s/ Warren G. Lichtenstein
Name: Warren G. Lichtenstein
Title: Chairman of the Board